

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:**   **New Residential Investment Corp.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 20, 2013**
> **CIK No. 1556593**

Dear Mr. MacDougall,

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you have entered into a $350 million master repurchase agreement collateralized by your Non-Agency RMBS. Please revise to disclose the haircut. In addition, please tell us how you concluded the agreement is not required to be filed as an exhibit.

Distribution Policy, page 59

2.   We note public statements made by your manager regarding anticipated dividend amounts for your company. Please disclose these estimated dividends and explain

to us in your response how you determined that there is a reasonable basis for the dividend amounts. We may have further comment.

Market Considerations, page 63

3.   We note your revised disclosure regarding your belief that changes in interest rates will not meaningfully impact the net interest spread on your non-agency portfolio. We also note the significant change in the net interest spread on your non-agency portfolio from 1Q to 2Q. Please revise to disclose the drivers of the change in spread.

Core Earnings, page 93

4.   We note the measure Core Earnings presented on page 94. Please further explain the adjustment to earnings to present consumer loans on a level yield basis.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5.   Please tell us what consideration you gave to including the $350 million master repurchase agreement entered into on August 1, 2013 in your pro forma financial information.

Notes to Consolidated Financial Statements, page F-15

Note 4. Investments in Real Estate Securities, page F-20

6.   We note that you have recorded a $3.8 million other than temporary impairment charge on securities received from Newcastle in the spin-off. We also note your disclosure on page F-21 indicating that Newcastle recorded the impairment because it no longer had the intent to hold the securities past May 15, 2013 as a result of the planned spin-off. In contrast, you disclose that New Residential believes that these securities are recoverable over their expected holding periods, and that New Residential has no intent to sell, and it is not more likely than not to be required to sell, these securities. In light of this, please explain to us your basis for recording this charge in the financial statements of New Residential. Cite the relevant accounting guidance.

Note 15. Recent Activities, page F-37

7.   We note from page 123 that your management agreement was amended on August 1, 2013. Please disclose the significant revisions to the agreement and quantify the expected impact to the financial statements to the extent material.

Exhibits

8.   We note your response to comment 20 from our letter dated August 8, 2013, as well as your schedule identifying the omitted documents on page II-12. We note that Instruction 2 to Item 601 of Regulation S-K also requires the registrant to set forth the material details in which such documents differ from the filed document. Please revise as appropriate.

Draft Tax Opinion, Annex E

9.   Please tell us why counsel's opinion is conditioned on the accuracy of the opinions listed at the end of the second paragraph. In the actual opinion paragraph, please revise to refer to the "proposed method of operation" as disclosed in the Registration Statement. In addition, since the opinion related to the registrant depends on Newcastle's REIT status, please revise the opinion to address Newcastle's REIT status or advise.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Kristi Marrone at 202-441-3429 or Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at 202-551-3402 or me at 202-551-3852 with any other questions.

                                                Sincerely,

                                                /s/ Michael McTiernan

                                                Michael McTiernan
                                                Assistant Director